Exhibit (n)

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We have issued our report dated September 5, 2017 with respect to the financial statements of Vivaldi Opportunities Fund for the period from March 29, 2017 (date of organization) through August 14, 2017, which are contained in the Prospectus and Statement of Additional Information contained in this Registration Statement. We consent to the use of the aforementioned report in the Prospectus and Statement of Additional Information contained in this Registration Statement, and to the use of our name as it appears under the captions “Independent Registered Public Accounting Firm; Legal Counsel”, “Independent Registered Public Accounting Firm.” and “Financial Statements”.

/s/ Grant Thornton LLP

Chicago, Illinois

September 6, 2017